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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer

    PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                  Filing No. 1 for the Month of February, 2001

                           Bid.Com International Inc.
                           --------------------------
                           (Exact name of Registrant)

          6725 Airport Road, Suite 201, Mississauga ON, Canada L4V 1V2
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                        Form 20-F X     Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes __     No X

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                           BID.COM INTERNATIONAL INC.

       On February 21, 2001, Bid.Com International Inc. ("Bid.Com" or the "Company") announced its financial results for the fourth quarter ended December 31, 2000. Full financial tables are attached to this Form 6-K as Exhibit 1. All figures are in Canadian dollars. As of December 31, 2000, the exchange rate was Cdn $1.4995 to US$1.00.

       Gross revenue in the fourth quarter 2000 totaled $1.2 million compared to $1.7 million in the third quarter of 2000 and $11.4 million in the fourth quarter of 1999. The decline in revenues reflects the completion of the Company's previously announced exit from the business-to-consumer arena. As reported previously, Bid.Com closed its on-line retail operations on October 24, 2000.

       During the fourth quarter, Bid.Com entered into agreements with a number of business customers. These agreements are typically two to three years in duration. The Company expects that revenues associated with these agreements will begin to be realized in the first quarter of 2001 pending the implementation of the company's proprietary dynamic pricing solutions into its customers' on-line environments.

       During the quarter, Bid.Com experienced a number of non-operational items:

       . The Company recorded an adjustment to reflect a reduction of $4.3 million in the value of its investment in AOL shares based on market value as of December 31, 2000. The impact of this adjustment was substantially reversed in early 2001, with the sale of the majority of the Company's remaining AOL shares at a significantly higher share price. At the end of January 2001, the Company had a balance of $19 million in cash and marketable securities.

       . The Company recorded a write-down and special impairment provision of $5.1 million for strategic investments, including $2.8 million in the value of its equity investment in Point2 Internet Systems, as a result of changes in market conditions. Additionally, Bid.Com recently granted Point2 management an option to secure Bid.Com's investment and assets in Point2 for $2.6 million.

       During the quarter, the Company reduced expenses by $400,000 primarily through operational efficiencies.

       Bid.Com reported a net loss from operations for the quarter of $5.6 million or $0.10 per basic share. This compares to a net loss of $6.0 million, or $0.11 per basic share, for the third quarter of 2000 and a net loss of $5.0 million, or $0.10 per basic share, for the same period in 1999.

       This Form 6-K may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause Bid.Com's results to differ materially from
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expectations. These risks include Bid.Com's ability to further develop its business-to-business and licensing businesses, Bid.Com's ability to develop appropriate strategic alliances and successful development and implementation of technology, acceptance of Bid.Com's products and services, competitive factors, new products and technological changes, and other such risks as Bid.Com may identify and discuss from time to time, including those risks disclosed in Bid.Com's most recent Form 20-F filed with the Securities and Exchange Commission. Accordingly, there is no certainty that Bid.Com's plan will be achieved.


       The Company hereby incorporates by reference this Form 6-K and Exhibit 1 into its Registration Statement on Form F-3, and into the prospectus contained therein (File No. 333-40888). The Company does not incorporate by reference
Exhibit 2 into its Registration Statement on Form F-3, and into the prospectus contained therein.

Exhibit 1. Fourth Quarter Financial Results

Exhibit 2. Press Release
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                                   SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             BID.COM INTERNATIONAL INC.


Date: February 22, 2001                      By: /s/ John Mackie
                                                 -----------------------
                                                 Name: John Mackie
                                                 Title: Vice-President, General
                                                        Counsel and
                                                        Corporate Secretary